EXHIBIT 99.1

Himax Introduces New Generation TFT-LCD Single Chip Driver IC for GPS and PMP

TAINAN, Taiwan, May 16, 2008 (PRIME NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today introduced its new generation single chip display driver, the HX8257, for use in GPS (Global Positioning System) and PMP (Portable Multimedia Player) devices.

The new chip is the world's first single chip that features dynamic backlight control and supports WQVGA (480RGB x 272 and 480RGB x 240) resolutions for wide screen a-Si TFT LCD panels. The new chip supports 16 million colors using dithering technology. The HX8257 also successfully utilizes sequential channel driving technology to integrate gate driver IC, source driver IC, timing controller, power management and Himax's patented CABC (Content Adaptive Backlight Control) into one single chip that is capable of driving panels in 4" to 5" diagonal. The HX8257 has been designed-in for many of our customers' devices and will be ready for mass production in the third quarter.

There is an increasing demand for portable devices such as GPS and PMP to adopt wide-screen panels which allow more information and multi-media content to be displayed. However, the adoption of wide screen panel increases the bill of material as a 4.3" panel, which supports higher WQVGA resolution, typically requires one gate driver and two source drivers, as compared to a QVGA panel, which requires only a single display driver. The HX 8257 helps customers lower bill of material costs in such 4" to 5" panels by using a single chip solution.

In addition, the HX8257 integrates unique features such as Himax's patented CABC (Content Adaptive Backlight Control) technology, which fine-tunes backlight brightness by analyzing and processing the display content that would result in an up to 50% power saving in backlight power while maintaining a vivid display quality. The HX8257 supports power voltage as low as 1.8V -- the required standard for new generation GPS devices. Also, the HX8257 is built-in with OTP (One Time Programmable) capabilities which allow panel makers to adjust the VCOM voltage to improve the picture quality. The Gamma voltage also can be adjusted by using the built-in register in the HX8257, without the requirement of an external resistor.

For more information, please contact Himax local sales or agent.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including its Form 20-F dated June 22, 2007, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: Himax Technologies, Inc.
         Max Chan, Chief Financial Officer
           +886-2-3393-0877 Ext. 22300
           max_chan@himax.com.tw
         Investor Relations
         Jackson Ko/Jessie Wang
           +886-2-3393-0877
           Ext. 22240/22618
           jackson_ko@himax.com.tw
           jessie_wang@himax.com.tw

         In the U.S.
         The Ruth Group
         Joseph Villalta
         +1-646-536-7003
         jvillalta@theruthgroup.com